FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

August 28, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 28, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer provides an update on the status of its Iron Oxide Copper-Gold (IOCG) exploration program in Baja California Norte, Mexico.

Item 5.	Full Description of Material Change

The Issuer provides an update on the status of its Iron Oxide Copper-Gold (IOCG) exploration program in Baja California Norte, Mexico.  Exploration to date has only partially drill tested three targets, two of which contain potentially significant mineralization.  Highlights of the exploration include the intersection of copper mineralization, varying from trace to significant accumulations, in every borehole over a 38 kilometre strike length associated with intense IOCG alteration.  The Issuer plans to continue to aggressively explore the district during the remainder of 2006.

As part of its ongoing exploration program, the Issuer is currently drill-testing the Picale Manto target.  The 2,500 metre, sixteen borehole, drill program is testing for extensions of the newly discovered copper bearing magnetite manto, where initial drilling has intersected high-grade copper mineralization over an area of approximately 250 square metres (four intercepts which average 6.35 metres @ 2.7% Cu and 0.2 g/t Au - see press releases of January 5th  and March 29th, 2006 for details).  To date, fifteen of the sixteen boreholes have been completed and samples from the target interval are en-route to the laboratory for geochemical analysis, the results of which are expected in late September.

Immediately following the completion of the Picale Manto drilling, an initial four borehole program of approximately 1,200 metres will test the El Cuervito IOCG target.  Located approximately 40 kilometres southeast of Picale, the El Cuervito target is comprised of a series of northeast trending IOCG veins and numerous minor multiphase replacements (copper oxide - magnetite - specularite - mushketovite - tourmaline - orthoclase - ±biotite - quartz) which define a zone of structural dilatency in excess of several hundred meters wide along a regional fault zone.  The aim of the drilling is to ascertain whether the system coalesces at depth.

Additional drill testing is also scheduled to occur at San Fernando West, El Gato and San Jose targets by year end.

At San Fernando West, copper mineralization remains open (SF-05 31 metres @ 0.96% Cu), and is spatially associated with ‘permissive’ potassic alteration which extends approximately 2.5 kilometres to the west and requires drill-testing.  On the southern-most fringe of the main San Fernando geophysical anomaly, the El Gato magnetite manto is related to a large zone of intense potassic alteration and a conspicuous colour anomaly containing magnetite-sulphide lenses.  Finally, at San Jose, well-developed, intrusion hosted, potassic - specularite breccias containing box-work after sulphide sit subjacent to an 800 metres north-south by 1,000 metre east-west Induced Polarity anomaly (+27 milliseconds).  Pending the results of a recently completed geochemical survey, the anomaly will be drill tested at the earliest opportunity.

Elsewhere, geological mapping and geochemical sampling is ongoing and continues to groom additional targets for drill testing.

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

September 5, 2006